

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

Via E-mail
Stephen T. Isaacs
Chairman, President and Chief Executive Officer
Aduro BioTech, Inc.
626 Bancroft Way, 3C
Berkeley, CA 94710

> **Re:** **Aduro BioTech, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 28, 2015**
> **CIK No. 0001435049**

Dear Mr. Isaacs:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Our Proprietary Technology Platforms and Pipeline, page 2

1. We note that the table on page 88 still reflects undisclosed LADD and CDN programs. Please conform the table on page 88 to the table on page 4. Please amend both tables to move the bars for ADU-741 and ADU-214 back to the same endpoint as that of ADU-S100, as neither of those product candidates appears to have yet begun a Phase 1 clinical trial.

Risks Related to the Development and Commercialization of Our Current and Future Product
Candidates
"Our product candidates may cause undesirable side effects . . .," page 17

2. We note your response to prior comment 7. Please address here and in the disclosure on page 95 whether you believe the detection of lymphopenia as the most frequent adverse effect in patients treated with CRS-207 will alter your development plan for this product, as requested in our prior comment.

Description of Capital Stock
Anti-Takeover Provisions, page 155

3. We note that your amended and restated certificate of incorporation will include a provision requiring that Delaware be the sole and exclusive forum for shareholder litigation matters. Please amend your risk factors discussion to include a separate risk factor noting the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
Note 7. Convertible Preferred Stock, F-44

4. Please refer to prior comment 24. We acknowledge the information provided in your response but continue to have difficulty in understanding your accounting treatment. In particular, the calculation on page 8 of your response does not appear to represent the difference between the net carrying value of the Notes at the extinguishment date and the price paid to reacquire these debt instruments. Please explain how your calculation complies with the methodology described in ASC 470-50-40-2. In addition, provide us the following information.

    - Provide us the calculation of the net carrying value of the Notes, including accretion, at the extinguishment date;

    - Explain how the allocation for repurchase of the beneficial conversion feature reflected the intrinsic value of the beneficial conversion feature embedded in the Notes at the extinguishment date. Provide us the calculation supporting this amount.

5. Please revise your disclosure on page F-31 and elsewhere in the filing to state that the gain on extinguishment represents the excess of the carrying value of the Notes over the fair value of the securities into which this debt converted. Alternatively, explain how this assertion is consistent with the calculation on page 8 of your response.

Note 11. Subsequent Events, page F-51

6. Please update the filing for the terms of the December 2014 license agreement with MSK. We refer you to page 115.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Barbara A. Kosacz
        Michael E. Tenta
        Cooley LLP
        3175 Hanover Street
        Palo Alto, California 94304